Ivy Funds Variable Insurance Portfolios
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

December 22, 2009

FILED VIA EDGAR

Ms. M. Roberts
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-14 for Ivy Funds
Variable Insurance Portfolios (Registrant)
- Ivy Funds VIP Mortgage Securities
File No. 333-163362/CIK# 810016

Dear Ms. Roberts:

          This letter responds to your comments, provided in your telephone conversation with me on December 10, 2009, regarding the registration statement on Form N-14 ("N-14") related to the reorganization of Ivy Funds VIP Mortgage Securities ("Acquired Fund") into Ivy Funds VIP Bond ("Acquiring Fund" and, together with the Acquired Fund, the "Funds") "Reorganization"). Each Fund is a series of Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust. The N-14 was filed with the Securities and Exchange Commission on November 25, 2009.

1.	Comment:	Please revise the disclosure on page one that describes the proposed transaction to be the same as the descriptions elsewhere in the Prospectus.

	Response:	We will modify this disclosure to read as follows:

The Proposal in this Prospectus/Proxy relates to the proposed Acquisition. If the Acquisition occurs, you will become a shareholder of the Acquiring Fund. If the Plan is approved by the shareholders of the Acquired Fund and the Acquisition occurs, the Acquiring Fund would acquire all of the assets of the Acquired Fund in exchange solely for shares of the Acquiring Fund and the Acquiring Fund's assumption of the Acquired Fund's liabilities. In exchange for your shares of the Acquired Fund, you will receive shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of your Acquired Fund shares as of the close of business on the business day before the closing of the Acquisition.

2.	Comment:	Please add the file numbers for any documents incorporated by reference.

	Response:	We will include the reference to the file numbers.

3.	Comment:	Please combine the three fee tables into one fee table and add a footnote for the fee waiver.

	Response:	The Prospectus will be modified to combine the fee tables and add this footnote.

4.	Comment:	Please revise the first sentence on page nine of the Prospectus to change the word "make" to "invest in".

	Response:	We will modify this disclosure.

5.	Comment:
If it is anticipated that the Acquired Fund will incur a material increase in the amount of brokerage costs prior to the proposed merger, please provide an estimate of the costs and revise the capitalization table to add the brokerage costs as an adjustment.

Response:
The increased brokerage costs or other transactions costs are estimated to be 2-3 basis points (or $8,000-$10,000) and are not material.   Therefore, no disclosure will be added as to those amounts.   We are modifying the disclosure to delete the word "substantial" from the first sentence and revise the disclosure to read as follows:

A portion of the portfolio assets of the Acquired Fund may be sold in connection with and prior to the Acquisition. Any such sales may also result in higher portfolio turnover for the Acquired Fund and increased brokerage costs or other transaction costs to be borne by the Acquired Fund than would otherwise be the case, in addition to causing that Fund to realize net capital gains or losses.

6.	Comment:	Please revise the performance information disclosure to remove the references to after-tax returns.

	Response:	We will modify this disclosure.

7.	Comment:	Please confirm that the Funds' most recent month-end performance is available at www.waddell.com

	Response:	The Funds' most recent month-end performance is available by calling 1.888.WADDELL. We will modify the disclosure accordingly.

8.	Comment:	Please modify the average annual total return chart for the Acquiring Fund to remove the reference to "Life of Fund".

	Response:	We will modify this disclosure.

9.	Comment:	Please modify the capitalization table to show adjustments as a negative number and remove the dollar sign from the entry relating to reduction in shares outstanding.

	Response:	We will modify the table accordingly.

10.	Comment:	Please modify the cross-reference to the financial highlights to reflect that the financial highlights for the Acquired Fund only go back to 2004.

	Response:	We will modify this disclosure.

11.	Comment:	Please add the estimated costs of the Shareholder Meeting and Acquisition and confirm that the estimated costs are consistent with the adjustment in the amount of -$66,000 in the capitalization table.

Response:
The estimated costs of the shareholder meeting and acquisition are $132,000.   We will modify the disclosure to add the estimated costs.   The Acquired Fund has agreed to bear 50% of the costs relating to the merger.   Accordingly, the adjustment in the capitalization table in the amount of -$66,000 is accurate.

12.	Comment:	Please confirm that the advisory fee rates for the Acquiring Fund are accurate.

	Response:	The advisory fee rates for the Acquiring Fund are accurate.

13.	Comment:	Please add to the Statement of Additional Information the file numbers for any documents incorporated by reference.

	Response:	We will include the file numbers.

14.	Comment:	Please confirm that the assets of the Acquired Fund are less than 10% of the assets of the Acquiring Fund as of a date within thirty-days of the effective date of the Prospectus.

	Response:	As of December 15, 2009, the assets of the Acquired Fund ($36,810,657.32) are less than 10% of the assets of the Acquiring Fund ($470,110, 948.92).

* * * **

If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington
Vice President and Secretary